April 4, 2006

Multicanal S.A.
Avalos 2057
(C1431DPM) Buenos Aires
Argentina
Tel.: (5411) 5169-4700

April 4, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Multicanal S.A. - Request for Withdrawal Pursuant to Rule 477(b) Registration Statement on Form F-4 Commission File No. 333-128104

Ladies and Gentlemen:

Pursuant to Rule 477(b) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Multicanal S.A., a corporation (sociedad anónima) organized under the laws of the Republic of Argentina (“Multicanal” or “we”), hereby applies for the immediate withdrawal of Multicanal’s Registration Statement on Form F-4 (Registration No. 333-128104), together with all exhibits and amendments thereto (as amended, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on September 6, 2005 and was amended on November 22, 2005, December 30, 2005, January 19, 2006 and January 26, 2006.

Pursuant to the Registration Statement, Multicanal proposed to register certain of its debt and equity securities, conduct the election offers described therein and thereby meet the requirements imposed by the United States Bankruptcy Court of the Southern District of New York to grant definitive relief with respect to Multicanal’s acuerdo preventivo extrajudicial, or (“APE”) in a proceeding initiated by our Board of Directors (Case No. 04-10280 (ALG)) under Section 304 of the U.S. Bankruptcy Code (the “304 Proceeding”).

In his Memorandum of Opinion dated March 29, 2006 rendered in the 304 Proceeding, Judge Gropper concluded, among other things, that the election offers we proposed to make under the Registration Statement would not satisfy the Court’s requirements to grant the definitive relief for the APE sought by Multicanal’s Board of Directors in the 304 Proceedings. In light of Judge

Gropper’s ruling, we have determined at this time not to pursue the proposed election offers and to withdraw the Registration Statement.

In accordance with Rule 477(b), we understand that the request will be deemed granted at the time of this filing, unless we receive notice from the Commission that our request for withdrawal of the Registration Statement will not be granted within 15 days from filing. We hereby confirm that no securities have been sold under the Registration Statement. We may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding the foregoing application for withdrawal, please contact Andrés de la Cruz, at 011-49-69-971-03190, of Cleary Gottlieb Steen & Hamilton LLP, our legal counsel in connection with the Registration Statement.

Very truly yours,

By: /s/ Adrían Mészaros

Name: Adrían Mészaros

Title:   Chief Financial Officer

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